NO ACT

DC

PE 11-30-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

07085577

RECD S.E.C.
DEC 2 0 2007
1086

December 20, 2007

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 12/20/2007

Re: General Electric Company
Incoming letter dated November 30, 2007

Dear Mr. Mueller:

This is in your response to your letter of November 30, 2007 concerning a shareholder proposal submitted to GE by Sandra G. Holmes. Noting that the proposal appears to be similar to the same proponent's proposal in General Electric Company, January 12, 2007, we believe that the forward-looking relief that we provided in that earlier response is sufficient to address her recent proposal. Accordingly, we believe that a specific no-action response is unnecessary.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
JAN 1 0 2008
THOMSON
FINANCIAL

Enclosures

cc: Sandra G. Holmes
114 West 76th Street Apt 1F
New York, NY 10023

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

November 30, 2007

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareowner Proposal of Sandra G. Holmes*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On behalf of our client, General Electric Company ("GE"), we are submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, as notice of GE's intention to exclude from its proxy statement and form of proxy for its 2008 Annual Shareowners Meeting (collectively, the "2008 Proxy Materials") a shareowner proposal (the "Proposal") and supporting statement received from Sandra G. Holmes (the "Proponent"), through her representative James H. Callwood.

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before GE intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of GE pursuant to Rule 14a-8(k).

BASIS FOR EXCLUSION

We hereby notify the Staff of GE's intention to exclude the Proposal and supporting statement under Rule 14a-8(i)(4) and based upon prospective advice previously granted by the Staff.

THE PROPOSAL

The Proposal requires GE's Chief Executive Officer to address certain matters specified in the Proposal. The Proposal and related correspondence are attached hereto as Exhibit A. This Proposal relates to a personal dispute between the Proponent and GE that has been pending for more than a decade. This is the fourth time in four years that the Proponent has submitted the identical proposal for inclusion in GE's proxy materials.

ANALYSIS

On December 8, 2006, GE submitted a no-action request to the Staff in response to an identical proposal submitted by the Proponent for inclusion in GE's 2007 proxy materials (the "December 2006 Request"). The December 2006 Request set forth the bases for excluding the Proposal under Rule 14a-8(i)(4). Those bases, which we incorporate herein by reference, continue to apply with respect to the Proposal. To reduce the volume of duplicative materials submitted to the Commission, we have not resubmitted the December 2006 Request, but will provide copies of these materials if the Staff requests.

In its response to the December 2006 Request, dated January 12, 2007 and attached hereto as Exhibit B (the "Staff Response"), the Staff concurred that GE could exclude the identical proposal under Rule 14a-8(i)(4).

The December 2006 Request also requested that the Staff further concur that its no-action advice would apply to any future submissions to GE of the same or a similar proposal by the Proponent or Mr. Callwood, and that the December 2006 Request be deemed to satisfy GE's future obligations under Rule 14a-8(j) with respect to the same or similar proposals submitted by the Proponent or Mr. Callwood This process of prospective advice helps to reduce the burdens on Commission resources and is acknowledged under Staff Legal Bulletin No. 14B (Sept. 15, 2004) and reflected in various precedent. *See, e.g.*, *Unocal Corp.* (avail. Jan. 22, 2002); *Cabot Corp.* (avail. Jan. 16, 2002); *Exxon-Mobil Corp.* (avail. Mar. 5, 2001); *Unocal Corp.* (avail. Mar. 30, 2000); *United Technologies Corp.* (avail. Dec. 31, 1996); *Int'l Business Machines Corp.* (avail. Nov. 22, 1995); *Marvel Entertainment Group, Inc.* (avail. Jan. 31, 1995); *Bristol-Myers Squibb Co.* (avail. Jan. 20, 1995); *Cabot Corp.* (avail.

Nov. 4, 1994); *Texaco, Inc.* (avail. Feb. 15, 1994); *General Electric Co.* (avail. Jan. 25, 1994). The Staff Response concurred with this request, stating that the Staff Response "shall also apply to any future submission to GE of the same or similar proposal by the same proponent" and that the Staff would deem the December 2006 Request to satisfy GE's future obligations under Rule 14a-8(j) with respect to the same or similar proposals submitted by the same proponent.

Accordingly, because the Proposal is the same as the proposal addressed in the Staff Response, and the Staff Response provided that GE's December 2006 Request would satisfy its obligations under Rule 14a-8(j) with respect to the same or similar proposals submitted by the Proponent, GE intends to exclude the Proposal from its 2008 Proxy Materials in reliance on Rule 14a-8(i)(4).

We would be happy to provide you with any additional information and answer any questions you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or David M. Stuart, GE's Senior Counsel, at (203) 373-2243.

Sincerely,

Ronald O. Mueller

ROM/lms
Enclosures

cc: David M. Stuart, General Electric Company
Sandra G. Holmes
James H. Callwood

100339135_4.DOC

EXHIBIT A

SANDRA G. HOLMES
114 WEST 76TH STREET APT 1F
NEW YORK, NY 10023
(212) 799-4780

RECEIVED
OCT 22 2007
B. B. DENNISTON III

October 18, 2007

Mr. Brackett Denniston.
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

Subject: Shareholder's Proposal Interposed by GE Shareholder - Sandra Holmes - to be Considered For Inclusion in the 2008 GE Proxy Statement

Dear Mr. Denniston:

Pursuant to the provisions of SEC Rule 14-8(a)(1), listed hereinafter is documentary support of record Ownership of GE stock by proponent Sandra G. Holmes of a shareholder proposal to be considered for inclusion in the 2008 proxy statement of GE.

Name of shareholder - Sandra G. Holmes

Address 114 West 76th Street
New York, NY 10023
Apt. 1F

I, Sandra G. Holmes, am the record holder of a total of 168.4508, shares of GE stock having an aggregate cash value of $ 6,99.13. as of October 12, 2007.

This record ownership is verified by the GE Transaction Processing System Account

Balance Inquiry appended hereto.

I, Sandra G. Holmes, the record owner of the requisite number of shares having the requisite value to be eligible to be the proponent of a shareholder's proposal, declare that I intend to continue ownership of said shares through the date of the 2008, GE annual meeting of share owners.

My representative, Mr. James H. Callwood shall attend the 2008, GE annual Meeting of shareholder's to present the shareholder's proposal of which I am the proponent and is authorized to act on my behalf in any and all matters pertaining to the stated shareholder's proposal.

Sincerely,

Sandra G. Holmes

Sandra G Holmes

Subscribed and sworn to before me
this 18th day of October 2007

JANETTE H. WIGGAN (PEARCE)
Notary Public, State of New York
Qualified in Bronx County
Reg. No. 01WI6090747
My Commission Expires April 21, 2011

GE Savings &
Security Program

GE Transaction Processing Center
P. O. Box 44079, Jacksonville, FL 32231-4079
benefits.ge.com 1-800-432-4313

SANDRA G HOLMES
114 W 76TH ST
NEW YORK, NY 10023

October 12, 2007

Dear Sandra Holmes:

As of October 3, 2007, your GE Savings and Security Program (S&SP) account balance was:

Fund Name	Unit/Shares	Price Per Unit/Share	Market Value
GE Stock	168.4508	$ 41.55	$ 6,999.13
Money Market Fund	7.7390	$ 10.00	$ 77.39
Mutual Fund	161.1222	$ 51.46	$ 8,291.35
Total Account Balance			$ 15,367.87

For the calculation of your account balance:

- The price per share for GE Stock is the New York Stock Exchange closing price.
- All other units are valued at the Net Asset value detemined for each investment.
- U.S. Savings Bonds are valued using redemption prices for the month of October.

Access via benefits.ge.com

Personalized S&SP account balance statements and other S&SP information are now available online through the GE Benefits Home Page at benefits.ge.com. For additional information about S&SP investments and transaction options, please refer to ***Your Benefits Handbook***.

If you have any questions about the information on the statement, please call the GE Transaction Processing Center at 1-800-432-4313, between the hours of 9 a.m. and 5 p.m. Eastern time any weekday to speak with a plan specialist.

Sincerely,

GE Transaction Processing Center

Data shown in the statement is based on the Company's records as of the date this statement was generated. GE reserves the right to make corrections if necessary.

Shareholder's Proposal -Relating to a Request That GE CEO, Jeffrey Immelt, Reconcile the Dichotomy Between His Acquiescence in Allegations of Criminal Conduct, at the April 24, 2003, Annual Meeting of GE Shareholders, and the Statutorily Defined Duty to Personally Certify, under Sarbanes-Oxley That No Fraud or Misleading Conduct Has Been Engaged in by GE/NBC

Sandra G. Holmes, 114 West 76th Street, New York, NY 10023, a GE shareholder hereby states her intention to interpose a shareholder's proposal to be considered for inclusion in the 2008 General Electric proxy statement associated with the 2008 General Electric Annual Meeting of Shareholders. In accordance with applicable rules of the Securities and Exchange Commission, the proposal of said shareholder (for which neither the Company nor its Board of Directors has any responsibility) is set forth below.

__Text of the Shareholder Proposal__

Whereas, following hereinafter is a partial transcript of an address which was made at the April 24, 2003, GE Annual Meeting of Shareowner's by proponent's representative at the behest of proponent (the full text of said address is a part of the official transcript of the April 24, 2003 Meeting and can be accessed at the following website address):

http://cbs.marketwatch.com/discussions/msgReader.asp?siteId=mktw&boardId=1262&msgId=1241

Whereas, said partial transcript references a website which proponent has placed in cyberspace at the following address:

http://cbs.marketwatch.com/discussions/msgReader.asp?siteId=mktw&boardId=1262&msgId=1181

which contains allegations of criminal conduct by GE amounting to obstruction of justice, said partial address being set out as follows:

"...I, [proponent's representative], have placed in cyberspace a Website that details with particularity not only the total lack of integrity [by GE/NBC] in regard to the litigation of this case [involving proponent], but in fact criminal conduct—criminal conduct amounting to obstruction of justice."

Whereas said partial transcript references a posting on a marketwatch.com bulletin board which alleges that there is a definitive correlation between a precipitous drop in the value of GE stock and the placing of the following website in cyberspace:

http://home.att.net/~james.callwood/SandraGHolmes.html

Whereas, Jeffrey Immelt, CEO of GE, instead of challenging the abovementioned allegations of criminal conduct, amounting to obstruction of justice, and the allegation that there is a definitive correlation between the placing of the foregoing postings in cyberspace and the precipitous drop in the value of GE stock, acquiesced in said allegations by sayiing, at the end of the aforementioned address:

"...Thank you Mr. Callwood"

Whereas, new SEC rules pursuant to Sarbanes Oxley 13a-14 and 15d -14that the CEO of a corporation give a personal certification that, to the best of his knowledge, the company which he represents has not engaged in any false or misleading conduct.

Whereas, the acquiescence in the allegations of the above-mentioned conduct is totally add odds with Sarbanes-Oxley

Be it resolved that Jeffrey Immelt, be required to reconcile the dichotomy between the diametrically opposed positions represented by his acquiescence in allegations of criminal conduct, and the personal certification requirements of Sarbanes - Oxley.

EXHIBIT B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

YR

January 12, 2007

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/12/2007

Re: General Electric Company
Incoming letter dated December 8, 2006

Dear Mr. Mueller:

This is in response to your letter dated December 8, 2006 concerning the shareholder proposal submitted to GE by Sandra G. Holmes. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Sandra G. Holmes
Apt. 1F
114 West 76th Street
New York, NY 10023

PUBLIC REFERENCE COPY

January 12, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: General Electric Company
Incoming letter dated December 8, 2006

The proposal requires GE's chief executive officer to address matters specified in the proposal.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance, or designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with other security holders at large. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(4). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which GE relies.

This response shall also apply to any future submissions to GE of the same or similar proposal by the same proponent. Accordingly, we will deem GE's statement under rule 14a-8(j) to satisfy GE's future obligations under rule 14a-8(j) with respect to the same or similar proposals submitted by the same proponent.

Sincerely,

Ted Yu

Ted Yu
Special Counsel

END